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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------
                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
                         Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                                --------------
                                Amendment No. 2

                       LITCHFIELD FINANCIAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                         LIGHTHOUSE ACQUISITION CORP.
                         TEXTRON FINANCIAL CORPORATION
                                   (Bidders)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)
                                   _________
                                  536619 10 9
                    (CUSIP Numbers of Class of Securities)
                                --------------
                          Elizabeth C. Perkins, Esq.
             Senior Vice President, General Counsel and Secretary
                         Textron Financial Corporation
                             40 Westminster Street
                             Providence, RI  02903
                          Telephone:  (401) 621-4244
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                   Copy to:
                             Mario A. Ponce, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 455-2000


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

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 (as amended, the "Schedule 14D-1") filed on September 29, 1999 and amended by Amendment No. 1 thereto filed on October 12, 1999 relating to the offer by Lighthouse Acquisition Corp., a Massachusetts corporation ("Purchaser") and a wholly owned subsidiary of Textron Financial Corporation, a Delaware corporation ("TFC"), to purchase for cash all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Litchfield Financial Corporation, a Massachusetts corporation (the "Company"), at a purchase price of $24.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of September 29, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer").

     All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.

Item 5.   Purpose of the Tender Offer and Plans or Proposals of the Bidder

          Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

          The information in this Amendment No. 2 under Item 6 is incorporated herein by reference.

Item 6.   Interest in Securities of the Subject Company.

          Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

          At 12:00 Midnight, New York City Time, on Wednesday, October 27, 1999, the Offer expired. Based on the information provided by the Depositary, 96.7% of the Shares (which number includes approximately 170,000 Shares subject to guarantee of delivery) were validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $24.50 per Share in cash.

          Pursuant to the Merger Agreement, the Purchaser intends to merge itself with and into the Company in accordance with the Massachusetts Business Corporation Law as promptly as practicable. As a result of the Merger, the Company will become a wholly owned subsidiary of TFC and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by TFC, the Purchaser, the Company or any direct or indirect wholly owned subsidiary of TFC or the Company, and Shares, if any, owned by stockholders who choose to dissent and demand appraisal of their Shares in accordance with the Massachusetts Business Corporation Law) shall be canceled, extinguished and converted into the right to receive $24.50 per Share in cash, without interest thereon.

          The consummation of the Offer was publicly announced in a press release issued by TFC on October 28, 1999 a copy of which is filed as Exhibit
(a)(9) hereto and incorporated herein by reference.



Item 11.  Material to be Filed as Exhibits.

          Item 11 is hereby amended and supplemented to add the following:

          (a)(9) Press Release issued by the Parent on October 28, 1999.

                                   SIGNATURE


     After due inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this Statement is true, complete and correct.


                                        LIGHTHOUSE ACQUISITION CORP.


                                        By: /s/Elizabeth C. Perkins
                                            -----------------------------
                                            Name:  Elizabeth C. Perkins
                                            Title: Clerk


                                        TEXTRON FINANCIAL CORPORATION


                                        By: /s/Elizabeth C. Perkins
                                            -----------------------------
                                            Name:  Elizabeth C. Perkins
                                            Title:  Secretary

Date: October 29, 1999

                                 EXHIBIT INDEX



Exhibit No.               Description                               Page No.
----------                -----------                               -------

(a)(9)  Press Release issued by the Parent on October 28, 1999.........

                                                         Exhibit No. (a)(9)

                                                         FOR IMMEDIATE RELEASE


          Textron Financial Corporation Completes Cash Tender Offer;
               Acquires 94% of Litchfield Financial Corporation

           Providence, Rhode Island and Williamstown, Massachusetts
                             -October 28,1999 --

Textron Financial Corporation today announced that its cash tender offer for all outstanding shares of Common Stock of Litchfield Financial Corporation expired, as scheduled, at 12:00 midnight Eastern Standard Time on Wednesday,

October 27, 1999.

     Textron Financial, through Lighthouse Acquisition Corp., its wholly-

owned subsidiary making the offer, has accepted for purchase all shares validly tendered and not withdrawn prior to the expiration of the offer.

Based on information provided by EquiServe Limited Partnership, as depositary, as of the close of business on October 27, 1999, approximately

94% of the shares have been validly tendered.

     Lighthouse Acquisition Corp. will be merged with and into Litchfield,

and any Litchfield share not previously purchased in the tender offer will be converted into the right to receive $24.50 in cash, net to the seller,

without interest. The completion of the merger is expected to occur by

November 5, 1999.

     With over $550 million in managed finance receivables, Litchfield is a commercial finance company specializing in receivables-based finance agreements for the vacation ownership (timeshare) industry and other commercial finance niches.  Litchfield has offices in Williamstown,

Massachusetts; Atlanta, Georgia; Denver, Colorado; and Scottsdale, Arizona.

     With over $5 billion in managed receivables and a twenty-year history of record earnings, Textron Financial Corporation is a diversified commercial finance company with three groups of products and services: term financing for Aircraft, Equipment and Golf (including the financing of Textron products); revolving credit arrangements; and specialty finance. Other services include syndications, asset management, portfolio servicing and insurance brokerage. Additional information is available at

www.tfc.textron.com.
-------------------

     Textron Financial Corporation is a subsidiary of Textron Inc. (NYSE:

TXT), an $11.5 billion, global, multi-industry company with market-leading businesses in Aircraft, Automotive, Industrial and Finance. Textron has a

workforce of over 65,000 employees and major manufacturing facilities in 27 countries. Textron is among Fortune magazine's "Global Most Admired

Companies." Additional information is available at www.textron.com.
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